[NATIONAL INTERSTATE CORPORATION LETTERHEAD]

July 13, 2009

VIA EDGAR and FACSIMILE (202) 772-9283

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Jim B. Rosenberg

Washington, D.C. 20549

Re:	National Interstate Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 12, 2009

File No. 000-51130

Dear Mr. Rosenberg:

This letter is in response to comments made by the staff of the Securities and Exchange Commission (the “SEC” or “Commission”) in its correspondence dated June 23, 2009 (the “Comment Letter”) to National Interstate Corporation (the “Company” or “National Interstate”) with respect to the above-referenced filing.

Below are the Company’s responses to each comment in the Comment Letter. For your convenience, we have repeated each of your questions before the response.

Form 10- K for the year ended December 31, 2008 filed March 12, 2009

Item 1.      Business, page 4

1.	On page 77, you disclose that as of December 31, 2008, you had reinsurance recoverables (including prepaid reinsurance premiums) of approximately $179.2 million, including $43.4 million and $34.9 million due from Motors Ins. Corp. and Platinum Underwriters Reinsurance, respectively. Please revise your business section to provide a description of each of the material terms of your reinsurance agreements with Motors Ins. Corp. and Platinum Underwriters Reinsurance, including, but not limited to any payment provisions, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions. In addition, please file copies of your reinsurance agreements with Motors Ins. Corp. and Platinum Underwriters Reinsurance. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not substantially dependent on these agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

We enter into reinsurance agreements in the ordinary course of business and have numerous reinsurance agreements in force at any point in time. Each agreement is generally written on an underwriting year basis. Individual agreements often have several reinsurers who participate on the risk and have varying terms and conditions. In most cases, we also retain a portion of the particular loss layer that is being reinsured. The participants and their level of participation on our reinsurance agreements change from year to year and program to program. The two reinsurers mentioned above participated in several of our reinsurance agreements. The balances cited that were due from Motors Ins. Corp. and Platinum Underwriters Reinsurance were comprised of amounts due from several individual reinsurance agreements, none of which we deemed to be individually material. We are not substantially dependent on any of our individual agreements, including the agreements with these two reinsurers and we do not depend on these specific reinsurers to a material extent, as we could obtain another reinsurer for that treaty or retain the business. This is the case for at least one of our current treaties, in which Platinum Underwriters Reinsurance is no longer a participant. Given these facts and the immateriality of each individual reinsurance agreement, we believe our disclosure is consistent with applicable rules and Item 601 of Regulation S-K does not require us to file copies of the several reinsurance agreements in which Motors Ins. Corp. and Platinum Underwriters Reinsurance participate. In addition, in future filings, we will not specify amounts recoverable from any specific reinsurer unless the loss of that reinsurer would have a material adverse effect on our business, so as to not mislead the reader to think we are more dependent on a few reinsurers than is actually the case.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Other-Than-Temporary Impairment, page 51

2.	You disclose that $8.7 million of the other-than-temporary impairments taken during 2008 related to exchange traded funds and that $4.5 million was a further reflection of the credit crisis. Please revise your disclosure to separate out the cause of the other-than-temporary impairment between credit issues or other adverse issuer conditions and other accounting consequences such as the inability to assert intent and ability to hold until recovery. In addition, please expand your disclosure to include a detailed description of the methods and key assumptions used in your estimation of the loss.

We have added additional disclosures in Exhibit A to separate out the cause of the other-than-temporary impairment between credit issues or other adverse issuer conditions and other accounting consequences such as the inability to assert intent to hold until recovery. In addition, we have added disclosures in Exhibit A describing how we calculated the loss on the other-than-temporary impairments taken. We intend to add similar disclosures starting with our June 30, 2009 Form 10-Q filing. For illustration purposes, we have attached the applicable disclosure as of December 31, 2008 in Exhibit A with the proposed changes underlined.

3. Fair Value Measurements, page 65

3.	For your assets valued using Level 3 inputs, since you state that you were unable to verify inputs to the valuation methodology, please revise your disclosure to clarify how you ensured the fair value determination was consistent with SFAS 157. Please clarify how you validated the fair value technique that was used and please disclose the key assumptions.

We have included additional disclosures in Exhibit B to clarify that the fair value of investments are verified by company personnel based on quotes from nationally recognized pricing services as well as non-binding broker quotes. In addition, we clarified that management reviews broker quotes based on market prices of other similar investments that have observable data. We intend to add similar disclosures starting with our June 30, 2009 Form 10-Q filing. For illustration purposes, we have attached the applicable disclosure as of December 31, 2008 in Exhibit B with the proposed changes underlined.

5. Investments and Securities Lending Collateral, page 68

4.	For the preferred stock in an unrealized loss position, please disclose the credit ratings of the securities.

We have added additional disclosures in Exhibit C regarding the credit ratings of redeemable preferred stock in an unrealized loss position. We intend to add similar disclosures starting with our June 30, 2009 Form 10-Q filing. For illustration purposes, we have attached the applicable disclosure as of December 31, 2008 in Exhibit C with the proposed changes underlined.

5.	For your preferred stock and securities lending collateral that have been in an unrealized loss position for 12 months or longer, please revise your disclosure to clarify how you concluded that unrealized losses were not other-than-temporarily impaired. Please refer to paragraph 17b of FSP FAS 115-1/FAS 124-1. In addition, please specifically address how you concluded that there was no evidence of credit deterioration for your perpetual preferred stocks.

We have added additional disclosures in Exhibit C regarding the unrealized loss positions of both preferred stock and securities lending collateral and the Company’s conclusion that the unrealized losses were not other-than-temporarily impaired. Also, additional disclosures were added in regards to perpetual preferred securities to supplement the disclosure on the credit ratings of these investments. We intend to add similar disclosures starting with our June 30, 2009 Form 10-Q filing. For illustration purposes, we have attached the applicable disclosure as of December 31, 2008 in Exhibit C with the proposed changes underlined.

Definitive Proxy Statement filed March 24, 2009

Compensation Discussion and Analysis, page 17

Specific Elements of Our Compensation Program, page 19

6.	On page 19, you disclose that your chief executive officer makes base salary and bonus recommendations to the Committee based in part on each executive’s performance relative to his or her individual objectives. In addition, on page 20, you clarify that each of your executive officers has specific, measurable objectives set at the beginning of each calendar year. It does not appear that you have disclosed any of the specific, measurable objectives which you set for each of your named executive officers. Please revise to disclose each specific objective awarded to, earned by, or paid to your named executive officers in 2008, whether your named executive officer met the respective objectives and, if so, the actual achievement amount.

We propose disclosure similar to the following for our 2010 proxy statement, beginning with the second full paragraph on page 20 of our 2009 proxy statement. Changes from 2009 are underlined.

The 2007 accident year bonus pool was principally shared among 30 managers, including all of our Named Executive Officers. With respect to executive officers and all other participants in the Management Bonus Plan, the chief executive officer recommends to the Committee the allocation of the annual accident year bonus pool to each participant, considering the individual’s targeted bonus, contributions relative to his or her individual performance objectives and the performance of other participants relative to their individual objectives. As explained above in the discussion of annual base salaries, each of our executive officers has specific, measurable objectives set at the beginning of each calendar year related to their business unit or department performance. In January of the following year, each executive officer is evaluated on his or her performance relative to objectives. There is no specific weighting attributed to any one factor and these objectives are generally measured by substantial completion. The chief executive officer subjectively reviews the achievement of each named executive officer’s objectives and considers their overall dispensing of their responsibilities as executives, and determines the amount of bonuses that should be paid. The chief executive officer may recommend an amount that is less than, equal to or in excess of the individual’s bonus target based on the individual’s performance….

We propose additional disclosure similar to the following for our 2010 proxy statement, which would fall between the second and third full paragraphs on page 20 of our 2009 proxy statement filed March 24, 2009:

Mr. Michelson’s objectives are focused on return on shareholders’ equity targets, attainment of overall sales plans, achievement of a corporate after-tax profit plan and overall company operating and financial performance.

Specific individual objectives for Mr. Phillips include accountability for assigned products achieving production, premium and profitability objectives and product quality and audit effectiveness, responsibility for assigned non-product areas achieving servicing and deliverable objectives, assisting in corporate tax planning strategies, active management of subordinate managers, and promotion and introduction of loss control programs to our customers.

Ms. McGraw’s objectives include leading and managing our SEC and statutory filings processes, serving as liaison to our Audit Committee and external auditors, promotion of financial process automation, active management of our finance and accounting functions, including ensuring that the functions are adequately staffed and trained, effective capital management, including any financing arrangements, effective management of key relationships with rating organizations and domicile states’ departments of insurance analysts, and managing or assisting in corporate tax planning and strategic initiatives.

Specific objectives for Mr. Monda include management of our investment portfolio within our investment policy guidelines which address achievement of returns consistent with established benchmarks and investment income targets, continued enhancement of investment reporting, active management of our investor relations, reinsurance, and corporate services functions and facilities, and administrative oversight of the internal audit function.

7.	On pages 20, 23 and 25 you have disclosed information regarding bonuses paid in 2008 which appear to have been earned in 2007. We have been unable to locate your disclosure relating to bonuses earned by your named executive officers for performance in 2008. Item 402(a)(2) of Regulation S-K states that this item “requires clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers” for the respective fiscal year. Please revise to provide disclosure regarding the bonuses earned by the named executive officers in 2008. Please make corresponding changes to your Summary Compensation and Grants of Plan-Based Awards Tables on pages 25 and 26, respectively. See Question 217.11 of the Regulation S-K Compliance & Disclosure Interpretations if the bonuses had not yet been determined at the time of filing.

We propose disclosure similar to the following to be included in our 2010 proxy statement, which would appear at the beginning of the third paragraph on page 20 of our proxy statement. We have underlined the proposed changes to our 2009 disclosure.

To be entitled to receive a bonus award, a participant must be employed with us when the bonus is paid. Therefore, the estimated bonus payouts for 2008 are not considered to be individually earned by each participant until the bonus is paid in the following years. Historically, we paid the bonus…

Additionally, on page 23, we propose disclosure similar to the following, which would appear as the third paragraph under Annual Management Bonuses:

For the 2008 accident year bonus pool, the Committee reviewed the recommendations of our Chief Executive Officer with respect to both corporate objectives and specific individual performance objectives of each executive officer. The Committee deliberated, accepted the recommendations of the chief executive officer and then formally approved estimated total payouts of the 2008 accident year bonus pool for the Named Executive Officers as follows: Ms. McGraw—$117,990, Mr. Phillips—$155,250 and Mr. Monda—$72,450. Mr. Michelson’s estimated payout was established pursuant to his employment agreement, as discussed elsewhere in this proxy statement, and was approved by the Committee in the amount of $349,830. Subject to adjustment due to development in 2008 accident year results, approved amounts will be paid in the following installments: 50% in 2009, 35% in 2010 and 15% in 2011. Payment of this bonus is contingent upon the participant being employed with us on the date of payment and is not considered individually earned until paid.

The requested disclosures to our “Summary Compensation Table” are contained in the response to comment number 8, below. We will further clarify in our footnote 1 to the “Grants of Plan Based Awards” table on page 26, that “Payment of bonuses is contingent upon the participant being employed with us on the date of payment and therefore bonuses are not considered individually earned until paid.”

Summary Compensation Table, page 25

8.	Footnote 4 to this table states “This column reflects the amounts earned by the Named Executive Officers under the Management Bonus Plan for accident years 2003-2007.” Based on your disclosure on page 20, it appears that in 2008 your executive officers met various objectives that were established in 2003 through 2007. For each objective that was earned, awarded and/or paid in 2008, please revise your footnote to separately identify and quantify each bonus payment that was earned, awarded and/or paid in 2008. See Instructions 1 and 2 to Item 402(c)(2)(vii) of Regulation S-K.

As described in the narrative disclosure for Non-Equity Incentive Plan Awards on page 27 of our 2009 proxy statement, filed March 24, 2009, management bonuses are contingent upon the employee’s continued employment with us. Therefore, we do not consider the management bonuses to be “earned” individually until they are paid out. Management bonuses for the 2008 accident year results will be paid in the following installments; 50% in 2009, 35% in 2010 and 15% in 2011. At that point, we reflect the award in the “Summary Compensation Table” as earned. We have further clarified the Management Bonus Plan structure in response to comment number 7, above.

Beginning with our 2010 Definitive Proxy Statement, we will add a footnote disclosure to the “Non-Equity Incentive Plan Compensation” column of our “Summary Compensation Table” on page 25 similar to the following:

(9) Excluded from this column are estimated payouts for the 2008, 2007 and 2006 accident year results that will be paid contingent upon the employee’s continued employment with us over a three year period (50%, 35% and 15%). Estimated payouts for these accident year results, which are subject to adjustment for development of accident year results, are as follows:

	2008	2007	2006
David W. Michelson	$349,830	$279,450	$251,901
Julie A. McGraw	117,990	130,410	125,950
Terry E. Phillips	155,250	180,090	154,576
Gary N. Monda	72,450	124,200	91,600
Donald B. Davis, Jr.	$—	$—	$—

In connection with our response to your letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Commission has taken the position that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comments on the Company’s filings.

If you have any questions regarding this response, please contact the undersigned at (330) 659-8900.

NATIONAL INTERSTATE CORPORATION

/s/ Julie A. McGraw
By:	Julie A. McGraw
Its:	Vice President and Chief Financial Officer

cc:	Vanessa Robertson, Securities and Exchange Commission

Lisa Vanjoske, Securities and Exchange Commission

Jennifer Riegel, Securities and Exchange Commission

Catherine L. Miller, Thompson Hine LLP

Exhibit A

Critical Accounting Policies

Other-Than-Temporary Impairment

Our investments are exposed to at least one of three primary sources of investment risk: credit, interest rate and market valuation risks. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. We evaluate whether impairments have occurred on a case-by-case basis. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause and amount of decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations we use in the impairment evaluation process include, but are not limited to:

•	the length of time and the extent to which the market value has been below amortized cost;

•	whether the issuer is experiencing significant financial difficulties;

•	economic stability of an entire industry sector or subsection;

•	whether the issuer, series of issuers or industry has a catastrophic type of loss;

•	the extent to which the unrealized loss is credit-driven or a result of changes in market interest rates;

•	historical operating, balance sheet and cash flow data;

•	internally generated financial models and forecasts;

•	our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value; and

•	other subjective factors, including concentrations and information obtained from regulators and rating agencies.

We closely monitor each investment that has a market value that is below its amortized cost and make a determination each quarter for other-than-temporary impairment for each of those investments. During the year ended December 31, 2008, we recorded $20.2 million in other-than-temporary impairments. Of the $20.2 million of other-than-temporary impairments taken during 2008, $7.0 million related to securities issued by Fannie Mae, Freddie Mac and Lehman Brothers Holdings Inc. and $8.7 million related to exchange traded funds. The other-than-temporary impairment charge on the exchange traded funds was based on the length of time and the extent to which the market value was below cost and the uncertainty in the equity markets related to any anticipated recovery period, which is unpredictable. The remaining other-than-temporary impairment charge of $4.5 million is related to investments that had experienced credit issues that in our estimation made recovery of the cost of our investments unlikely. In all instances of calculating an other-than-temporary impairment loss we adjusted the cost or amortized cost of the investment down to its fair market value. We will continue to monitor our portfolio to assess the impact of the recent government actions, including the “Troubled Asset Relief Program” and its impact on market valuations. While it is not possible to accurately predict if or when a specific security will become impaired, given the current turmoil and uncertainty in the market, charges for other-than-temporary impairment could be material to net income in subsequent quarters. Management believes it is not likely that future impairment charges will have a significant effect on our liquidity. We recorded a $1.0 million impairment adjustment in 2007 and no impairment adjustments in 2006. See “Management’s Discussions and Analysis of Financial Condition and Results of Operations — Investments.”

Exhibit B

3. Fair Value Measurements

On January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under SFAS No. 157, the Company must determine the appropriate level in the fair value hierarchy for each fair value measurement. The fair value hierarchy in SFAS No. 157 prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Fair values for the Company’s investment portfolio are reviewed by company personnel using data from nationally recognized pricing services as well as non-binding broker quotes.

The pricing services use a variety of observable inputs to estimate the fair value of fixed maturities that do not trade on a daily basis. These inputs include, but are not limited to, recent reported trades, benchmark yields, issuer spreads, bids or offers, reference data, and measures of volatility. Included in the pricing of mortgage backed securities are estimates of the rate of future prepayments and defaults of principal over the remaining life of the underlying collateral. Valuation techniques utilized by pricing services and prices obtained from independent financial institutions are reviewed by company personnel who are familiar with the securities being priced and the markets in which they trade to ensure that the fair value determination is representative of an exit price, which is consistent with SFAS No. 157.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical securities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices within Level 1 that are observable for the security, either directly or indirectly. Level 2 inputs include quoted prices for similar securities in active markets, quoted prices for identical or similar securities that are not active and observable inputs other than quoted prices, such as interest rate and yield curves. Level 3 inputs are unobservable inputs for the asset or liability.

Level 1 consists of publicly traded equity securities whose fair value is based on quoted prices that are readily and regularly available in an active market. Level 2 primarily consists of financial instruments whose fair value is based on quoted prices in markets that are not active and include U.S. government and government agency securities, fixed maturity investments, preferred stock and certain publicly traded common stocks that are not actively traded. Included in Level 2 are $9.1 million of securities, which are valued based upon a non-binding broker quote and validated by management by observable market data. Level 3 consists of financial instruments that are not traded in an active market, whose fair value is estimated by management based on inputs from independent financial institutions, which include non-binding broker quotes, for which we believe reflects fair value, but are unable to verify inputs to the valuation methodology. We obtained one quote or price per instrument from our brokers and pricing services and did not adjust any quotes or prices that we obtained. Management reviews these broker quotes using information such as the market prices of similar investments.

Exhibit C

5. Investments and Securities Lending Collateral

The gross unrealized losses on the Company’s fixed maturities, equity securities and securities lending portfolio increased during 2008, due primarily to the widespread deteriorating economic conditions. At December 31, 2008, the unrealized losses of $13.2 million on the Company’s fixed maturities and preferred securities portfolio were primarily related to financial institutions and fixed maturity floating rate securities, which had unrealized losses of $9.6 million and $1.9 million, respectively. There were no unrealized losses on the common stock portfolio at December 31, 2008. The $9.6 million in unrealized losses related to financial institutions were comprised of 27 fixed maturity holdings with a total unrealized loss of $4.5 million and 34 preferred stock holdings with a total unrealized loss of $5.1 million. In the fourth quarter of 2008, the Company began treating its perpetual preferred stocks similar to a debt security for assessing other-than-temporary impairments. The Company analyzes its perpetual preferred securities by examining credit ratings, contractual payments on these specific issues and other issues of the issuer, company specific data of the issuer and the outlook for industry sectors to ensure that it is appropriate to treat these securities similar to debt securities. Investment grade securities (as determined by nationally recognized rating agencies) represented approximately 99% of all fixed maturity securities with unrealized losses, 82.1% of all redeemable preferred stock securities with unrealized losses and 94.1% of all perpetual preferred stock securities with unrealized losses. Of the $5.6 million in gross unrealized losses on the preferred securities portfolio, $5.5 million of the unrealized losses are related to investment grade securities. There were five investment grade preferred securities that were in an unrealized loss position of $2.6 million for less than 12 months and 34 investment grade preferred securities in an unrealized loss position of $2.9 million for 12 months or more. Management concluded that no additional charges for other-than-temporary impairment were required on preferred stocks based on many factors, including the Company’s ability and intent to hold these investments for a period of time sufficient to allow for anticipated recovery of its amortized cost, the length of time and the extent to which fair value has been below cost, analysis of company-specific financial data, and the outlook for industry sectors and credit ratings. The Company believes these unrealized losses are primarily due to temporary market and sector-related factors and does not consider these securities to be other-than-temporarily impaired.

At December 31, 2008, the unrealized losses of $10.0 million on the securities lending collateral portfolio were primarily caused by turmoil in the housing and credit markets. All of the fourteen securities within the securities lending collateral were in an unrealized loss position for 12 months or more. Investment grade securities (as determined by nationally recognized rating agencies) represented approximately 95.8% of the fixed maturity unrealized losses. Unrealized losses on nine mortgage backed securities, primarily residential mortgage backed securities, comprised $9.2 million of the total unrealized loss of $10.0 million on the securities lending collateral. The remaining $0.8 million of unrealized loss is comprised of five corporate obligations, all of which are investment grade quality securities. Based on cash flow projections, independent credit ratings and other facts and analysis, including management’s intent and ability to hold these securities for a period of time sufficient to allow for anticipated recovery, management believes that the Company will recover its cost basis in all these securities and no additional charges for other-than-temporary impairment were required on these securities within the securities lending collateral portfolio.

Based on cash flow projections, independent credit ratings and other facts and analysis, management believes that the Company will recover its cost basis in all securities with unrealized losses at December 31, 2008.

The Company has the ability to hold these fixed maturity securities that are adversely impacted by the turmoil in the financial markets and the securities impacted by interest rates to recovery, and currently intends to do so, as long as the securities continue to remain consistent with the Company’s investment strategy. If the Company’s strategy was to change or these securities were determined to be other-than-temporarily impaired, the Company would recognize a write-down in accordance with its stated policy.